Exhibit 99.1




Introductory Note: references to "Merrill Lynch", "we", "our" or "us" below refer to Merrill Lynch & Co., Inc. and its consolidated subsidiaries.

In addition to the other information set forth in this report, you should carefully consider the factors discussed in Part I, Item 1A. "Risk Factors" in the Annual Report on Form 10-K for the year ended December 26, 2008, which could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 10-K are not the only risks facing Merrill Lynch. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

There are no material changes from the risk factors set forth under Part I,
Item 1A. "Risk Factors" in Merrill Lynch's 2008 Annual Report on Form 10-K, other than the addition of the following risk factor.

Recent legislative and regulatory initiatives may significantly impact Merrill Lynch's financial condition, operations and ability to pursue business opportunities.

The recent economic and political environment has led to a number of legislative and regulatory initiatives, both enacted and proposed, that may significantly impact Merrill Lynch. For example, President Obama's administration has released a proposal that contains far reaching changes to the financial regulatory system that would significantly affect the financial services industry, including greater powers to regulate risk across the financial system; a new Financial Services Oversight Council chaired by the U.S. Treasury Secretary; a Consumer Financial Protection Agency (which may allow imposition of additional state consumer protection laws that historically have been pre-empted); and a new National Bank Supervisor. The proposal also calls for increased scrutiny and regulation for financial firms whose combination of size, leverage, and interconnectedness could pose a threat to financial stability if they were to fail; requiring that broker-dealers who provide investment advice about securities to investors have the same fiduciary obligations as registered investment advisers; new requirements for the securitization market; and comprehensive regulation of large participants in the over-the-counter derivatives markets.

The various legislative and regulatory initiatives noted above create significant uncertainty for Merrill Lynch, its parent company Bank of America, and the financial services industry in general, including the ability to recruit, retain and motivate key associates. There can be no assurance as to whether or when any of the parts of the Administration's plan or other proposals will be enacted, and if adopted, what the final initiatives will be. The legislative and regulatory initiatives could require Merrill Lynch to change certain of its business practices, impose additional costs on Merrill Lynch, limit the products that Merrill Lynch offers, result in a significant loss of revenue, limit Merrill Lynch's ability to pursue business opportunities, cause business disruptions, impact the value of assets that it holds or otherwise adversely affect Merrill Lynch's business, results of operations or financial condition. The long-term impact of these initiatives on Merrill Lynch's business practices and revenues will depend upon the successful implementation of its strategies, and competitors' responses to such initiatives, all of which are difficult to predict.